CONSENT OF QUALIFIED PERSON

To:

All Canadian Securities Regulatory Authorities (SEDAR)

United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Aurizon Mines Ltd.

Dear Sirs/Mesdames:

Re:

Updated Mineral Resources for the Hosco Deposit, Joanna Gold Property dated August 17, 2010

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), this letter is being filed as the consent to the public filing of and to extracts from, or summaries of, the Technical Report on the Hosco Deposit, Joanna Gold Property dated August 17, 2010 (the “Technical Report”) prepared by SGS Canada Inc. – Geostat (“SGS Geostat”) for Aurizon Mines Ltd. (the “Company”) and authorize the use of the information represented in the Technical Report.

I, André Laferrière, P. Geo, Senior Geologist at SGS Geostat, do hereby confirm that:

•

I am a qualified person under NI 43-101 responsible for the preparation of the Technical Report;

•

I hereby consent to the public filing by the Company of the Technical Report; and

•

I hereby consent to the filing of the written disclosure of the Technical Report and any extracts from, or summaries of the Technical Report in the News Release of the Company dated July 5, 2010 (the "News Release").

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report.  I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Signed at Blainville, Quebec this 17 day of August, 2010.

_________________________
André Laferrière, P. Geo

Senior Geologist

SGS Canada Inc. - Geostat